SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)
Memory Pharmaceuticals Corp.
(Name of Subject Company)
Memory Pharmaceuticals Corp.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
58606R403
(CUSIP Number of Class of Securities)
Vaughn M. Kailian
Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Ellen B. Corenswet, Esq.
J. D. Weinberg, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on December 3, 2008, by Memory Pharmaceuticals Corp., a Delaware corporation (“Memory”), as amended on December 4, 2008 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by 900 North Point Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Hoffmann-La Roche Inc., a Delaware corporation (“Roche”), to purchase, at a price of $0.61 per share in cash, net to the seller in cash, without interest and less any required withholding taxes, all of the issued and outstanding shares of common stock of Memory, on the terms and subject to the conditions specified in the offer to purchase dated December 3, 2008, and related letter of transmittal, each filed as an exhibit to the Schedule TO filed by Roche with the Securities and Exchange Commission on December 3, 2008.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation
The first sentence under “Reasons for the Recommendation” is hereby replaced by the following:
     In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with Memory’s senior management and advisors and, in recommending that Memory’s stockholders accept the Offer, considered a number of reasons, including the following:
Under “Opinion of Memory’s Financial Advisor”, the following is hereby inserted in “Lead Product Candidate Discounted Cash Flow Analysis” immediately after the first sentence thereof:
     Generally, Management Case B reflected a delay in the development and commercialization of R3487/MEM 3454 relative to Management Case A as well as lower market penetration and product pricing in the case of the Alzheimer’s Disease indication and lower peak sales in the case of the Cognitive Impairment Associated with Schizophrenia indication.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Memory Pharmaceuticals Corp.

By:	/s/ Michael P. Smith

Name: Michael P. Smith
Title: Chief Financial Officer
Dated: December 5, 2008

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